Brooklyn, NY, USA www.happynestapp.com info@myhappynest.com (646) 248-0979

May 4, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	HappyNest REIT, Inc.

Offering Statement on Form 1-A

Post Qualification Amendment No. 1

Filed March 25, 2021

File No. 024-10928

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Commission”) by HappyNest REIT, Inc. (the “Company”) in response to the staff’s letter of April 21, 2021 with respect to the Company’s Post Qualification Offering Statement Amendment No. 1 (the “Amendment”).

Each of the staff’s comments is set forth below, followed by the Company’s response.

Post Qualification Amendment No. 1 Filed March 25, 2021

Important Information About This Offering Circular
Explanatory Note, page iii

1.	We note the statement on page ii that you "inadvertently neglected" to file a post-qualification amendment pursuant to Rule 252(f)(2) at least 12 months after your qualification date to include the required financial statements as of such date. Please tell us whether you suspended offers and sales of your securities under this offering statement and, if so, the date(s) that you took such actions.

Response:

The Company discovered its failure to file the Amendment during a review of its filing obligations in preparation for filing its annual report on Form 1-K for the fiscal year ended December 31, 2020. Upon advice of counsel, the Company immediately determined to suspend offers and sales of its securities and assessed the feasibility of doing so within its offering platform, the HappyNest Platform. The HappyNest Platform is accessed through an application (the “App”) in the IOS App Store and Google Play and is the entry point for investors wishing to purchase shares of the Company. The HappyNest Platform also provides the Company’s shareholders with real-time access to all information regarding their investment and is the only access point for such information.

After diligent inquiry as to suspension of the ability of the Company to continue to accept investments through the HappyNest Platform, management and the Company’s Board of Directors concluded that due to technology limitations, the Company would be able to turn off its ability to continue to accept investments only by completely suspending the App and removing it from the IOS App Store and Google Play, thereby removing all front -end and back-end services in the App. This would have eliminated shareholders’ ability to access information regarding their investments and otherwise access their investment accounts. After discussion and deliberation, the Company concluded that removing the App would cause substantial harm to the Company and to its shareholders who would no longer have access to information about their investment or their accounts. Moreover, the Company concluded that such action would have created confusion among users and potential users of the App which might have adversely affected the ability of the Company to continue its business.

In an effort to avoid such detrimental consequences while meeting its obligations under the Securities Act, the Company segregated any and all funds received from the date it discovered its failure to file the Amendment until such time as the Company’s post qualification amendment had been filed and qualified. We note that the Company has filed and continues to file financial information required under Regulation A and continues to disclose developments in its business and operations on Form 1-Us. Had the Company filed a post qualification amendment on or around the one year anniversary of the qualification, the Amendment would have contained the same financial statements that the Company provided in its Form 1-K filed with the Commission on June 11, 2020 which contained financial statements for the fiscal year ended December 31, 2019 and 2018. In addition, the post qualification amendment would have contained updates to the Company’s business and operations, which information was disclosed in the Company’s current reports on Form 1-U filed on November 15, 2019, April 30, 2020, June 29, 2020, July 28, 2020, August 17, 2020 and April 5, 2021. In addition, the Company filed supplements to the offering circular dated July 30, 2019 on December 3, 2019, April 7, 2020, May 1, 2020 and June 29, 2020 which provided updates to the offering circular. The Company respectfully submits that information, including financial and business information regarding the Company, that investors would have been provided with in the post qualification amendment were provided in its filings with the Commission since the qualification of the offering in July 2019.

2.	We note the statement on the cover page to changes to NAV being accomplished through "the most recent publicly announced purchase price." Please advise us of your understanding with respect to filing supplements and post-qualification amendments for changes to the NAV.

Response:

The Company does not currently anticipate that there will be a change to the NAV. Should a change be made, the Company will disclose such change in a supplement to the Offering Statement.

Principal Stockholders, page 76

3.	Please revise to clarify the beneficial ownership of your Sponsor which is identified as being jointly owned and controlled by "Messrs. Prince and Sessa" in footnote (2) and on page 65, whereas disclosures on pages 40 and 62 suggest Mr. Prince exercises complete control of your Sponsor and Advisor. In this regard, we note you deleted the qualifier on page 62 that "[t]ogether with Mr. Leonardo Sessa" Mr. Prince has direct ownership and control of your Sponsor. Please also disclose Mr. Leonardo Sessa's current affiliation with you, your Sponsor or Advisor as we note that your website still identifies Mr. Sessa as part of your Leadership Team despite various references to him being removed throughout your offering circular.

Response:

The Company has revised to clarify that Mr. Sessa is Co-founder and President of the Sponsor. Mr. Sessa together with Mr. Prince own a majority of the membership interest of the Sponsor.

Index to Financial Statements, page F-1

4.	Please provide audited financial statements for your most recently completed fiscal year prior to qualification. Refer to Part F/S (b)(3)(A) of Form 1-A for guidance. Please make corresponding revisions to your Management's Discussion and Analysis beginning on page 93.

Response:

The Company has included its financial statements for its fiscal year ended December 31, 2020 and has updated the Management Discussion and Analysis section of the Amendment to reflect such information.

If you have any questions, please contact the undersigned or our counsel Morris DeFeo, Jr at Herrick, Feinstein LLP at (212) 592-1463.

Sincerely,

Jesse Prince
cc:	Morris F. DeFeo, Jr.

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